Meeder Funds
Expense Limitation Agreement

This Expense Limitation Agreement (“Agreement”) is made on this 20th day of November, 2017 by and between Meeder Funds (“Trust”), a business trust duly organized and existing under the laws of the Commonwealth of Massachusetts, and Meeder Asset Management, Inc. (“Adviser”), a corporation organized and existing under the laws of the State of Ohio.

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (“1940 Act”) as an open-end investment company authorized to issue shares of beneficial interest (“Shares”) in separate series (“Funds”), each of which may be further divided into separate classes of shares (“Classes”); and

WHEREAS, the Adviser and the Trust are parties to an investment advisory agreement (“Advisory Agreement”) pursuant to which the Adviser provides investment advisory services to the Trust each of the Funds;

WHEREAS, the Trust and Adviser have entered into this Agreement in order to limit the total annual ordinary fund operating expenses for certain Funds listed herein on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto, intending to be legally bound, mutually covenant and agree as follows:

1. Contractual Expense Limitation. The Adviser shall reimburse its management fees or other fund expenses sufficient to cap the total annual ordinary fund operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary items) as a percentage of average daily net assets as set forth in Schedule A (“Expense Limitation”).

2. Voluntary Fee Waiver/Expense Reimbursement. Nothing herein shall preclude the Adviser from either voluntarily waiving management fees it is entitled to from any series of the Trust or voluntarily reimbursing expenses of any series of the Trust, including the Funds set forth in Schedule A, as the Adviser, in its discretion, deems reasonable or appropriate.

3. Recoupment. The Adviser shall not have any rights of recoupment with respect to any fees or expenses reimbursed under this Agreement.

4. Term. This Agreement shall be effective upon its execution, shall continue for a period of no less than one year from the effective date of this Agreement, and shall expire on the date noted in Schedule A. The agreement may not be terminated prior to its expiration date without the consent of the Board of Trustees. The Term of the Agreement may be continued from year to year thereafter provided that each such continuance is specifically approved by the Adviser and the Trust, including a majority of the Trust’s disinterested Trustees.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers.

Meeder Funds	Meeder Asset Management, Inc.

Robert S. Meeder, Jr.	Adam Ness
BY: (PRINTED)	BY: (PRINTED)

President	Chief Financial Officer
TITLE	TITLE

/s/ Robert S. Meeder, Jr.	/s/ Adam Ness
SIGNATURE	SIGNATURE

11/20/2017	11/20/2017
DATE	DATE

SCHEDULE A
EXPENSE LIMITATION

For the period set forth below, the Adviser shall reimburse its management fees or other fund expenses sufficient to cap the total annual ordinary fund operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary items) as a percentage of average daily net assets as set forth below:

	Retail Class	Adviser Class	Institutional Class	Expiration Date
Moderate Allocation	1.42%	1.22%	1.02%	11/20/18
Conservative Allocation	1.32%	1.12%	0.92%	11/20/18

Schedule A